As filed with the Securities and Exchange Commission on February 2, 2018
Registration File No. 333-203647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
POST-EFFECTIVE AMENDMENT NO. 1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VOYA INSURANCE AND ANNUITY COMPANY

(Exact name of registrant as specified in its charter)

IOWA

(State or other jurisdiction of incorporation or organization)

41-0991508

(I.R.S. Employer Identification No.)

Voya Insurance and Annuity Company
699 Walnut Street, Suite 1350
Des Moines, Iowa 50309-3942
(770) 980-5100

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

J. Neil McMurdie, Esq.
Voya Insurance and Annuity Company
One Orange Way, C2S
Windsor, Connecticut 06095-4774
(860) 580-2824

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Not applicable. This Post-Effective Amendment No. 1 deregisters those securities that remain unsold hereunder as of the effective date hereof.

(Approximate date of commencement of proposed sale to the public)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

REMOVAL OF SECURITIES FROM REGISTRATION STATEMENT

This Post-effective Amendment No. 1 to the Registration Statement on Form S-3 with respect to the Voya SmartDesign Multi-Rate Index Annuity (File No. 333-203647) (the "Registration Statement") is being filed pursuant to Item 512(a)(3) of Registration S-K under the Securities Act of 1933, as amended, to remove from registration those securities of Voya Insurance and Annuity Company (the "Company") that were previously registered by the Registration Statement and that were not sold in the offering. The Voya SmartDesign Multi-Rate Index Annuity is a group and individual single premium deferred modified guaranteed annuity contract (the "Contract") with a market value adjustment ("MVA") feature and that provides a means to invest in one or more Accounts available under the Contract. Each Account credits a rate of interest for specified periods of time.

Effective February 13, 2018 (the "Effective Date"), the Contract will be endorsed or otherwise amended to limit any negative MVA that the Company may apply to amounts surrendered, withdrawn, transferred or applied to an annuity payment option (hereinafter referred to as "Withdrawals") from an Account. More specifically, on and after the Effective Date, the Company will limit future negative MVAs that the Company may apply to any Withdrawals from an Account so that any such MVAs will not cause the applicable Account value to be less than the following "Floor Guarantee":

- 100% of premiums or other amounts allocated to an Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate ("GMIR") applicable to the Account and (ii) 1.5%; *minus*
- The amount of any Withdrawals from an Account (before applying any positive or negative MVAs); *minus*
- Any applicable surrender charges.

The Company will continue to apply any positive MVA that would apply to Withdrawals from an Account that would increase the Contract's Account value.

Additionally, the GMIR applicable under an Account will be increased to 0.25% if prior to the Effective Date the applicable GMIR was less than 0.25%.

On and after the Effective Date the Company will no longer consider the market value adjusted interests in the Accounts under the Contract to be securities registered under the Securities Act of 1933.

The Company does not intend to use the Registration Statement to sell any other securities. Therefore, the offering is being terminated as of the close of business on February 13, 2018, and the Company hereby removes from registration any securities that remain unsold under the Registration Statement as of that time and date, or such time and date as this Registration Statement becomes effective.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS

Exhibit No.	Exhibit
1(a)	Service Agreement dated January 1, 1994, by and between Golden American Life Insurance Company and Directed Services, Inc., as amended.
1(b)	Amendment to and Restatement of the Distribution Agreement originally dated December 27, 1988, between Golden American Life Insurance Company and Directed Services, Inc.
4(a)	Single Premium Deferred Modified Guaranteed Annuity Contract (GA-IA-1100).
4(b)	Single Premium Deferred Modified Guaranteed Annuity Certificate (GA-CA-1100).
4(c)	Single Premium Deferred Modified Guaranteed Annuity Group Master Contract (GA-MA-1100).
4(d)	Guaranteed Minimum Interest Rate and Market Value Adjustment Floor Endorsement (VI-RA-4050(2017)).
5(a)	Opinion re: Legality.
23(b)	Consent of Counsel (included in Exhibit (5) above).
24(a)	Powers of Attorney.

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-effective Amendment No. 1 to Registration Statement on form S-3, file No. 333-203647, to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Windsor, State of Connecticut, on this 2nd day of February, 2018.

By: **VOYA INSURANCE AND ANNUITY COMPANY**
(Registrant)

By: /s/ Carolyn M. Johnson*
Carolyn M. Johnson
President
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 2, 2018.

Signature	Title
Carolyn M. Johnson*	Director and President
Carolyn M. Johnson	(principal executive officer)
Alain M. Karaoglan*	Director
Alain M. Karaoglan	
Rodney O. Martin, Jr.*	Director
Rodney O. Martin, Jr.	
Charles P. Nelson*	Director
Charles P. Nelson	
Chetlur S. Ragavan*	Director
Chetlur S. Ragavan	
Michael S. Smith*	Director
Michael S. Smith	
Michael R. Katz*	Senior Vice President and Chief Financial Officer
Michael R. Katz	(principal financial officer)
C. Landon Cobb, Jr.*	Senior Vice President and Chief Accounting Officer
C. Landon Cobb, Jr.	(principal accounting officer)

By: /s/ J. Neil McMurdie
J. Neil McMurdie
* Attorney-in-Fact

*Executed by J. Neil McMurdie on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Exhibit
16(1)(a)	Service Agreement dated January 1, 1994, by and between Golden American Life Insurance Company and Directed Services, Inc., as amended
16(1)(b)	Amendment to and Restatement of the Distribution Agreement originally dated December 27, 1988, between Golden American Life Insurance Company and Directed Services, Inc.
16(4)(a)	Single Premium Deferred Modified Guaranteed Annuity Contract (GA-IA-1100)
16(4)(b)	Single Premium Deferred Modified Guaranteed Annuity Certificate (GA-CA-1100)
16(4)(c)	Single Premium Deferred Modified Guaranteed Annuity Group Master Contract (GA-MA-1100)
16(4)(d)	Guaranteed Minimum Interest Rate and Market Value Adjustment Floor Endorsement (VI-RA-4050(2017))
16(5)(a)	Opinion re: Legality
16(23)(b)	Consent of Counsel (included in Exhibit (5) above)
24(a)	Powers of Attorney